                                                                FILE NO. 70-9715



                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                         Pre-effective Amendment No. 2

                                       to

                                    FORM U-1

                                DECLARATION UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                        MAINE YANKEE ATOMIC POWER COMPANY

                               321 Old Ferry Road

                             WISCASSET, MAINE 04578
                             ----------------------

                     (Name and principal executive office of

                         company filing this statement)


                            ENERGY EAST CORPORATION

                             NATIONAL GRID GROUP PLC

                               NORTHEAST UTILITIES

                   (Name of top registered holding companies)

William M. Finn, Esq.                         Michael E. Thomas
Secretary                                     Chief Financial Officer
Maine Yankee Atomic Power Company             Maine Yankee Atomic Power Company
83 Edison Drive                               321 Old Ferry Road
Augusta, Maine 04330                          Wiscasset, Maine 04578

The Commission is requested to send copies of all notices, orders and communications in connection with this declaration to:

                               Hemmie Chang, Esq.
                                  Ropes & Gray
                             One International Place
                           Boston, Massachusetts 02110

ITEM 1. DESCRIPTION OF PROPOSED TRANSACTIONS

A.      SUMMARY OF PROPOSED TRANSACTIONS

     Maine Yankee Atomic Power Company ("Maine Yankee" or the "Company") proposes to redeem PRO RATA from its stockholders all but 5,000 shares of its presently outstanding Common Stock (99% of its outstanding Common Stock will be redeemed), on the condition that the requirements (the "Redemption Requirements") set forth in Section 8 of the capital stock provisions of the Company's Articles of Incorporation (which are set forth in Exhibit A to the Articles of Amendment filed with the Maine Secretary of State on December 29,
1972) are satisfied prior to each such redemption. The Redemption Requirements are as follows: (a) the Common Stock Equity (as defined below) of the Company, reduced by the total amount to be paid for such redemption, shall not be less than thirty (30) percent of the Total Capitalization (as defined below) of the Company, (b) no redemption shall reduce the number of shares of Common Stock outstanding to less than 5,000 shares, and (c) so long as any shares of the Company's Cumulative Preferred Stock are outstanding, no redemption shall be made unless (i) all dividends payable on all outstanding shares of the Company's Cumulative Preferred Stock on the next succeeding quarterly dividend payment date have been paid in full or declared and set apart for payment and (ii) all mandatory sinking or purchase fund payments on the Company's Cumulative Preferred Stock through the last preceding mandatory redemption or purchase date have been made or funds therefor set apart for payment.(1) In addition, if prior to the time of a redemption the Company was required to take into consideration its earned surplus in determining the permissibility of issuing Cumulative Preferred Stock under Section 10 of the capital stock provisions of the Company's Articles of Incorporation, then the redemption of the Common Stock cannot reduce the Common Stock Equity to an amount less than the amount payable on the involuntary liquidation of the Company with respect to all outstanding shares of the Company's Cumulative Preferred Stock and other stock of the Company on parity with the Cumulative Preferred Stock. As used herein, "Common Stock Equity" shall be the sum of the amount of the par or stated capital represented by all outstanding Common Stock, including premiums on Common Stock, and the surplus (including earned, paid-in, capital, or contributed surplus and the balance of any investment tax credit being amortized) of the Company, less
(a) any intangible items set forth on the asset side of the balance sheet of the Company, such as unamortized debt discount and expense, unamortized extraordinary property losses, and capital stock discount and expense, (b) the excess, if any, of the aggregate amount payable on involuntary dissolution, liquidation or winding up of the Company's affairs, on all outstanding shares of the corporation having a preference as to dividends or as to the distribution of assets over the Common Stock, over the sum of the aggregate amount of par or stated capital represented by such outstanding shares and any premiums thereon, and (c) the amount by which any electric plant adjustments exceed any reserves provided therefor; provided that no deduction shall be made in the determination of Common Stock Equity for any of the amounts or items referred to in clauses
(a) or (c) above which are, at the time of the determination of the Common Stock Equity, being amortized or are provided for by reserves; and "Total Capitalization" shall be the sum of (a) the principal amount of all outstanding indebtedness of the Company represented by bonds, notes and other evidences of indebtedness maturing by their terms more than one year from the date of issue thereof, (b) the aggregate amount of the par or stated capital represented by, and any premiums in respect of, all issued and outstanding capital stock of all classes of the Company having preference as to dividends or as to distribution of assets over the Common Stock and (c) the Common Stock Equity of the Company.

     The Company intends to accomplish the repurchase in one or more steps over the next eight years, with all such redemptions completed by October 31, 2008. The redemption price per share of Common Stock for each such redemption shall be equal to the amount obtained by dividing (1) the sum of the aggregate par value of the Common Stock then outstanding plus the capital surplus, including without limitation other paid-in capital (less any deficit in earned surplus) immediately prior to such redemption by (2) the number of shares of Common Stock outstanding immediately prior to such redemption. As a result, the redemption price may be different at the time of each step of the redemption. As of June 30, 2001, the sum determined in accordance with clause (1) is $66,420,745 and the number of shares determined in accordance with clause (2) is 500,000, so that the redemption price would be $132.8415 per share. After all redemptions are completed, the Company will maintain minimal equity until it ultimately prepares to liquidate and wrap up its affairs.

B.      DESCRIPTION OF MAINE YANKEE ATOMIC POWER COMPANY

     Maine Yankee, a Maine corporation incorporated on January 3, 1966, is an indirect subsidiary of Energy East Corporation, National Grid USA, National Grid Group Plc and Northeast Utilities, which are registered holding companies under the Public Utility Holding Company Act of 1935 (the "Act"). Maine Yankee operated a pressurized water nuclear-powered electric generating plant in Wiscasset, Maine (the "Plant") from 1972 to 1997, when the Plant was permanently removed from service. The Plant is currently being dismantled and decommissioned. The U.S. Nuclear Regulatory Commission (the "NRC") regulates the ongoing decommissioning and spent fuel storage activities at the Plant.


     The nine sponsoring utilities own the entire common capital stock of Maine Yankee in the percentages shown in the table below. The sponsoring utilities have each entered into Power Contracts with Maine Yankee dated May 20, 1968, as amended, Additional Power Contracts with Maine Yankee dated February 1, 1984, and 1997 Amendatory Agreements with Maine Yankee dated August 6, 1997 (collectively, the "Power Contracts", see Exhibit A-1 hereto) that entitle and obligate them to purchase the output of the Plant in the same percentages.


Sponsoring Company                        Holding Company                  Percentage of Stock & POWER
------------------                        ---------------                  ---------------------------
Central Maine Power Co.                   Energy East Corporation                     38.0%

(1) Sine the Company currently does not have any Cumulative Preferred Stock outstanding, the condition set forth in clause (c) is inapplicable.

New England Power Co.                     National Grid USA                             24.0%
                                          National Grid Group Plc

The Conn. Lt. & Pwr Co.                   Northeast Utilities                           12.0%

Bangor Hydro-Electric Company             Not Applicable(2)                              7.0%

Maine Public Service Company              Not Applicable                                 5.0%

Public Service Co. of NH                  Northeast Utilities                            5.0%

Cambridge Elect. Lt. Co.                  NSTAR                                          4.0%

Western Mass. Elec. Co.                   Northeast Utilities                            3.0%

Central Vt. Public Service Corp.          Not Applicable                                 2.0%
                                                                                       -----
                                                                                       100.0%
                                                                                       =====


     C. BACKGROUND


     As of June 30, 2001, Maine Yankee's current capital (including Other Paid-In Capital, Capital Stock Expense, Gain on Cancellation of Preferred Stock and Retained Earnings) consists of $71,146,543 of total equity: $69,732,000 of equity evidenced by 500,000 shares of Common Stock, $100 par value per share, which are held by the nine sponsoring companies in the proportions indicated above. All outstanding shares of the Redeemable Preferred stock were repurchased by Maine Yankee from the unaffiliated holder thereof on May 31, 2001.


     As a single purpose utility corporation, Maine Yankee's economic life was primarily keyed to the operating licensed life (October 21, 2008) of its Plant. When the Plant ceased operation, the Company no longer had any electric revenue producing business and its primary activity since 1997 has been overseeing the decommissioning of the Plant. As a single purpose utility corporation, the Company has anticipated many corporate end of life issues. These issues required advanced financial planning to ensure that all costs associated to the Company's activities are paid for by the sponsoring utilities of the Company for the electrical energy output produced over its life and that all assets are properly accounted for and depreciated. Such proper financial planning will allow an orderly winding-up of the Company's business to be accomplished concurrently with the decommissioning of the Plant. The major future cash requirements which are not yet fully funded are the decommissioning of the Plant, including interim storage of spent fuel. Maine Yankee is currently collecting decommissioning funds through its Power Contracts and Amendatory Agreements under the Federal Energy Regulatory Commission ("FERC") regulation. These contracts have been filed with the FERC. As a result of a FERC Order in Docket ER98-570 dated June 1, 1999, Maine Yankee has agreed to file with the FERC no later than January 1, 2004 for the purpose of examining any further rate adjustments specifically, although not limited to the future cost of spent fuel storage management. Maine Yankee expects that case to determine any adjustments to decommissioning collections.



-----------
(2) On November 6, 2000, Emera Incorporated ("Emera") filed an Application-Declaration on Form U-1 (File No. 70-9787, as amended, the "Emera Application") seeking approval of its proposed acquisition of the outstanding common stock of Bangor Hydro-Electric Company and its public-utility subsidiaries. In the Emera Application, Emera stated that it will register as a holding company under the Act after completion of the acquisition.

     In addition, there are balance sheet adjustments which must be made so that all assets are appropriately characterized consistent with rate recovery. The original Plant, including major capital additions and all tangible assets of the Company, are being amortized as regulatory assets as authorized by FERC over the original operating licensed life of the Plant. The recovery of all investments and assets have been approved by FERC in docket ER98-570 and are anticipated to be recovered in cost of service rates by October 31, 2008. In the event additional cost of service (operating and expense and decommissioning funding) requirements are needed at any future period, the Power Contracts impose a non-cancelable obligation on the sponsoring utilities to pay such cost of service expenses.

     Because no additional capital funds are required to amortize any of these assets or to fund any of those remaining end of life obligations, Maine Yankee believes that appropriate steps should be taken to significantly reduce the Company's outstanding equity contemporaneously with its write-down of its assets.


     The Company's capital structure as of June 30, 2001 was as follows:

Component                        ($000)                   % of Total
---------                        ------                   ----------
Term Loan(3)                     $36,000                    33.60%
Common Equity                    $71,146                    66.40%
                                --------                    -----
Total                           $107,146                      100%
                                ========                    =====

----------------------
(3) The Term Loan will be retired with mandatory payments of $2,400,000 on the last business day of each calendar quarter commencing June 30, 2001, and ending March 31, 2006, subject to any adjustments resulting from any mandatory or optional prepayments that may have been made by Maine Yankee prior to March 31, 2006, under the terms of the controlling loan agreement.


D.  Rule 54 Analysis

     Under Rule 54 promulgated pursuant to the Act, the Commission may not consider the effect of capitalization or earnings of any subsidiary which is an exempt wholesale generator ("EWG") or foreign utility company ("FUCO") upon a registered holding company system if Rules 53(a), (b) and (c) promulgated pursuant to the Act are satisfied. Set forth below is an analysis regarding Rule 54 with respect to each registered holding company parent of the Company.

1. Energy East Corporation.

Energy East Corporation ("Energy East") meets all of the conditions of Rule 53.
Specifically:


Rule 53(a)(1). Energy East's aggregate investment, including commitments, in EWGs and FUCOs was $25 million at March 31, 2001, which was 2.7% of average retained earnings for the twelve months then ended.


Rule 53(a)(2). Energy East maintains books and records to identify investments in and earnings from any EWG in which it directly or indirectly holds an interest; (i) Energy East (A) keeps its books and records in accordance with generally accepted accounting principles (GAAP); (B) prepares its financial statements in accordance with GAAP; and (C) undertakes to provide the Commission access to such books and records and financial statements as the Commission may request; (ii) and (iii) Energy East does not have any investments in foreign FUCOs or EWGs.

Rule 53(a)(3). No more than two percent of Energy East's public utility companies' employees render services, at any one time, directly or indirectly, to EWGs in which Energy East holds an indirect or direct interest.

Rule 53(b). None of the conditions described in paragraph (b) of Rule 53 is applicable:

     (1) Neither Energy East nor any subsidiary company having assets with book values exceeding an amount equal to 10% or more of consolidated retained earnings have been the subject of a bankruptcy or similar proceeding.

     (2) The average consolidated retained earnings for the four most recent quarterly periods have not decreased by 10% from the average for the previous four quarterly periods and the aggregate investment in EWGs does not exceed two percent of total capital invested in utility operations; and

     (3) In the previous fiscal year, Energy East did not report operating losses attributable to its direct or indirect investments in EWGs.

2. National Grid Group Plc.


     National Grid Group plc currently meets all of the conditions of Rule 53(a), except for clauses (1) and (2).(4) Due to the level of National Grid Group plc's aggregate investment in EWGs and FUCOs and the lack of U.S. GAAP books and records for its FUCO investments, National Grid Group plc cannot comply with Rule 53(a) and consequently, it must demonstrate that it complies with Rule 53(c).

     National Grid Group plc's aggregate investment, as defined in Rule 53(a), in EWGs and FUCOs as of March 31, 2001, was $3,488,274,100. As of March 31, 2001, National Grid Group plc's consolidated retained earnings calculated in accordance with U.S. GAAP was $3,519,612,000. Consequently, National Grid Group plc's aggregate investment in EWGs and FUCOs as a percentage of its consolidated retained earnings was 99% as of March 31, 2001.(5) In the Commission's March Order, National Grid Group plc was authorized to invest $3,532 million plus up to 50% of its retained earnings in EWGs and FUCOs. Therefore, the National Grid Group plc's aggregate investment is below this level as of March 31, 2001.


     The Applicants also note that none of the conditions described in paragraph
(b) of Rule 53 is applicable. Specifically, (1) there has been no bankruptcy of any National Grid Group plc associate company in which a plan of reorganization has not been confirmed, (2) the average consolidated retained earnings for the two most recent semiannual periods has not decreased by 10 percent from the average for the previous two semiannual periods, and (3) in the past fiscal year, National Grid Group plc has not reported operating losses attributable to its direct or indirect investments in EWGs and FUCOs. Indeed, National Grid Group plc's interests in EWGs and FUCOs have contributed positively to its consolidated earnings during the period since the March Order.

     National Grid Group plc is in full compliance with the conditions of Rule 53(c). Under Rule (c), [a]n applicant that is unable to satisfy the requirements of paragraphs (a) and (b) of this section must affirmatively demonstrate that the proposed issue and sale of a security to finance the acquisition of an exempt wholesale generator, or the guarantee of a security of an exempt wholesale generator (1) will not have a substantial adverse impact upon the financial integrity of the registered holding company system; and (2) will not have an adverse impact on any utility subsidiary of the registered holding company, or its customers, or on the ability of state commissions to protect such subsidiary or customers.

--------------------


     (4) As the Commission noted in the National Grid Group plc, Holding Co. Act Release No. 27154 (March 15, 2000 (the "March Order"), National Grid Group plc has preexisting foreign operations and cannot at this time commit to maintain the books and records of these interests in conformity with U.S. GAAP. National Grid Group plc will, however, comply full with the substantive provisions of Rule 53.

     (5) National Grid Group plc's consolidated capitalization was 32.7% common stock and 67.3% debt as of March 31, 2001, and 35.5% common stock and 64.5% debt as of March 31, 2000, shortly after the March Order was issued by the Commission. National Grid USA's consolidated capitalization was 66% common stock (net of good will), 1% preferred stock and 33% debt as of March 31, 2001, and 69% common stock (net of good will), 1% preferred stock and 30% debt as of March 31, 2000, shortly after the March Order was issued by the Commission.



     The action requested in the instant filing will not have an adverse effect on the financial integrity of National Grid Group plc system, or an adverse impact on National Grid Group plc's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers.


     The lack of any adverse effect associated with National Grid Group plc's current financing plan was fully demonstrated in National Grid Group plc's Application in File No. 70-9519 and confirmed by the Commission in its March Order. The financing transactions proposed in the instant filing do not require a different conclusion. The Commission found in the March Order that National Grid Group plc has made the requisite showing under rule 53(c).(6) Given National Grid Group plc's continued compliance with the terms of the March Order, the Commission should find the terms of Rule 54 satisfied.


3. Northeast Utilities.


     Except in accordance with the Act, neither NU nor any subsidiary thereof
(a) has acquired an ownership interest in an EWG or a FUCO as defined in Sections 32 and 33 of the Act, or (b) now is or as a consequence of the transactions proposed herein will become a party to, or has or will as a consequence of the transactions proposed herein have a right under, a service, sales, or construction contract with an EWG or a FUCO. None of the proceeds from the transactions proposed herein will be used by NU and its subsidiaries to acquire any securities of, or any interest in, an EWG or a FUCO. None of the proceeds from the transactions proposed herein will be used by NU and its subsidiaries to acquire any securities of, or any interest in, an EWG or FUCO.

     NU currently meets all of the conditions of Rule 53(a),except for clause
(1). At March 31, 2001, NU's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $469.5 million, or approximately 78% of NU's average "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended March 31, 2001 ($605.2 million). With respect to Rule 53(a)(1), however, the Commission has determined that NU's financing of its investment in Northeast Generation Company ("NGC"), NU's only current EWG or FUCO, in an amount not to exceed $481 million or 83% of its "average consolidated retained earnings" would not have either of the adverse effects set forth in Rule 53(c). See Northeast Utilities, Holding Company Act Release No. 27148, dated March 7, 2000 (the "Rule


--------------------------


     (6) March Order at 64


53(c) Order"). NU continues to assert that its EWG investment in NGC will not adversely affect the System.

     In addition, NU and its subsidiaries are in compliance and will continue to comply with the other provisions of Rule 53(a) and (b), as demonstrated by the following determinations:

     (i) NGC maintains books and records, and prepares financial statements in accordance with Rule 53(a)(2). Furthermore, NU has undertaken to provide the Commission access to such books and records and financial statements, as it may request;

     (ii) No employees of NU's public utility subsidiaries have rendered services to NGC;

     (iii) NU has submitted (a) a copy of each Form U-1 and Rule 24 certificate that has been filed with the Commission under Rule 53 and (b) a copy of Item 9 of the Form U5S and Exhibits G and H thereof to each state regulator having jurisdiction over the retail rates of NU's public utility subsidiaries;

     (iv) Neither NU nor any subsidiary has been the subject of a bankruptcy or similar proceeding unless a plan of reorganization has been confirmed in such proceeding;

     (v) NU's average CREs for the four most recent quarterly periods have not decreased by 10% or more from the average for the previous four quarterly periods; and

     (vi) In the previous fiscal year, NU did not report operating losses attributable to its investment in EWGs/FUCOs exceeding 3 percent of NU's consolidated retained earnings.


     The proposed transactions, considered in conjunction with the effect of the capitalization and earnings of NU's EWGs and FUCOs, would not have a material adverse effect on the financial integrity of the NU system, or an adverse impact on NU's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers. The Rule 53(c) Order was predicated, in part, upon an assessment of NU's overall financial condition which took into account, among other factors, NU's consolidated capitalization ratio and its retained earnings, both of which have improved since the date of the order. NU's EWG investment (it has no FUCO investment) has been profitable for the quarterly periods ending June 30, 2000, September 30, 2000, December 31, 2000 and March 31, 2001, respectively (NGC was acquired in March 2000). As of December 31, 1999, the most recent period for which financial statement information was evaluated in the Rule 53(c) Order, NU's consolidated capitalization consisted of 35.3% common equity and 64.7% debt (including long and short-term debt, preferred stock, capital leases and guarantees). As of June 30, 2000, the end of the first quarter after the issuance of the Rule 53(c) Order, the consolidated capitalization ratios of NU, with consolidated debt including all short-term debt and non-recourse debt of the EWG, was as follows:


                                             As of June 30, 2000
                                             -------------------

                                                 (thousands
                                                 of dollars)                  %
                                                 -----------                -----

Common shareholders' equity                      $2,365,854                  36.9
Preferred stock                                     277,700                   4.3
Long-term and short-term debt                     3,768,353                  58.8
                                                 ----------                 -----

                                                 $6,411,907                 100.0
                                                 ==========                 =====


The consolidated capitalization ratios of NU as of December 31, 2000, with consolidated debt including all short-term debt and non-recourse debt of the EWG, was as follows:


                                           As of December 31, 2000
                                           -----------------------

                                                 (thousands
                                                 of dollars)                  %
                                                 -----------                -----
Common shareholders' equity                      $2,218,583                  36.1
Preferred stock                                     276,968                   4.5
Long-term and short-term debt                     3,653,843                  59.4
                                                 ----------                 -----
                                                 $6,149,394                 100.0
                                                 ==========                 =====


The consolidated capitalization ratios of NU as of March 31, 2001, with consolidated debt including all short-term debt and non-recourse debt of the EWG, was as follows:


                                      As of March 31, 2001
                                    -------------------------
                                    (thousands of
                                       dollars)           %
                                    -------------       -----

Common shareholders' equity          $2,319,082          31.0
Preferred Stock                         240,468           3.2
Long-term and short-term debt         3,479,304          46.6
Rate Reduction Bonds                  1,438,400          19.2
                                     ----------         -----
                                      7,477,254         100.0
                                     ==========         =====


NU's consolidated retained earnings have decreased from $581.8 million as of December 31, 1999 to $495.9 million as of December 31, 2000, mainly as a result of an after-tax write-off of $225 million by Public Service Company of New Hampshire as part of a restructuring settlement and also recognition of a loss due to a decision by the Federal Energy Regulatory Commission lowering the price for acquiring installed generating capacity in New England, but increased by $112 million in the quarter ended March 31, 2001. NGC (NU's only EWG or FUCO) has made a positive contribution to NU's earnings since March 31, 2000 by contributing $33.9 million to NU's retained earnings with revenues of $135.6 million and net income of $34.5 million. Accordingly, since the date of the Rule 53(c) Order, the capitalization and earnings attributable to NU's investments in EWGs and FUCOs has not had an adverse impact on NU's financial integrity.



ITEM 2. FEES, COMMISSIONS AND EXPENSES.



     Estimated expenses of Maine Yankee in connection with the repurchase of stock are as follows: $5,500 for legal fees and $1,000 for miscellaneous expenses, for an estimated total of $6,500.


ITEM 3. APPLICABLE STATUTORY PROVISIONS.


     Maine Yankee is an indirect subsidiary of Energy East Corporation, National Grid USA, National Grid Group Plc and Northeast Utilities, each of which is a registered holding company. The acquisition of the Company's common stock from its stockholders is therefore subject to the provisions of Section 12(c) of the Act and of Rules 42 and 46 thereunder.

ITEM 4. REGULATORY APPROVAL.

     No other state commission or any Federal Commission, other than the Securities and Exchange Commission, has jurisdiction over the proposed transactions.

ITEM 5. PROCEDURE.

     Maine Yankee does not request a hearing on this Declaration and requests that the Commission issue its order as soon as practicable after the filing hereof, and further requests that such order specify, in accordance with Rule 24(c)(1), that the redemption described herein may be carried out in one or more transactions prior to October 31, 2008.

     Without prejudice to its right to modify the same if a hearing should be ordered on this Declaration, Maine Yankee hereby makes the following specifications required by paragraph (B) of Item 5 of Form U-1;

     1. There should not be a recommended decision by a hearing officer or any other responsible officer of the Commission.


     2. The Division of Investment Management may assist in the preparation of the Commission's decision.


     3. There should not be a 30-day waiting period between issuance of the Commission's order and the date on which it is to become effective.

ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS.

(a)  EXHIBITS Filed herewith:


     A-1 Composite Form of Power Contracts dated May 20, 1968, as amended, Additional Power Contracts dated February 1, 1984, and 1997 Amendatory Agreements dated August 6, 1997*

     A-2  Maine Yankee Articles of Incorporation*

     B-1  Long-Term Projections through October 31, 2008*

     F-1 Opinion of Company counsel as to matters required by Instruction F-1 to Exhibits to Form U-1*

     H-1  Maine Yankee's Estimated Fees and Expenses*

     I-1  Proposed Form of Notice*


(b)  FINANCIAL STATEMENTS


     J-1  Balance Sheets of Maine Yankee as of June 30, 2001 and December
          31, 2000.

     J-2 Statements of Income of Maine Yankee for the Twelve-Months Ended June 30, 2001 and December 31, 2000.

     Financial Statements of the top registered holding companies, Energy East Corporation, National Grid USA, National Grid Group Plc and Northeast Utilities, have been omitted as not being necessary to a consideration of this application.

--------
* Previously filed as an exhibit to the Company's Declaration on Form U-1 (File No. 70-9715) filed with the Securities and Exchange Commission on July 6, 2000.


ITEM 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS.

     The proposed transactions do not involve a major Federal action significantly affecting the quality of the human environment.

                                    SIGNATURE


     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Pre-effective Amendment No. 2 to the Declaration to be signed on its behalf by the undersigned thereunto duly authorized.


                                     MAINE YANKEE ATOMIC POWER COMPANY


                                     By: /s/ Michael E. Thomas
                                         --------------------------------------
                                         Michael E. Thomas, Vice President and
                                         Chief Financial Officer


September 10, 2001

                                    EXHIBITS

                            (b) FINANCIAL STATEMENTS


J-1  Balance Sheets of Maine Yankee as of June 30, 2001 and December 31, 2000.



J-2 Statements of Income of Maine Yankee for the twelve months ended June 30, 2001 and December 31, 2000.

                                  EXHIBIT J-1

                       MAINE YANKEE ATOMIC POWER COMPANY

                                 BALANCE SHEETS
                             (Dollars in Thousands)


                                                       June 30,     December 31,
                                                         2001           2000
                                                      -----------   ------------
                                                      (Unaudited)
                                     ASSETS

UTILITY PLANT AT ORIGINAL COST                         $    685       $    685
                                                       --------       --------
CURRENT ASSETS
  Cash and Cash Equivalents                              13,491         22,353
  Accounts Receivable
    Decommissioning Trust Fund                           18,132         12,663
    Service and Other                                     3,518          3,892
  Prepayments                                                --            625
                                                       --------       --------
      Total Current Assets                               35,141         39,533
                                                       --------       --------

DEFERRED CHARGES AND OTHER ASSETS
  Trust Funds
    Plant Decommissioning                               128,226        156,236
    Fuel Disposal                                        99,474        112,242
    Other                                                   159            160
  Regulatory Assets
    Closure                                             336,993        379,986
    Net Unrecovered Assets                              161,301        172,591
    DOE Decontamination and Decommissioning Fee          11,669         12,602
    ISFSI-Related Costs                                  50,430         32,119
    Other                                                 7,174          6,185
  Other Deferred Charges and Other Assets                 1,117          2,758
                                                       --------       --------

      Total Deferred Charges and Other Assets           796,543        874,879
                                                       --------       --------
                                                       $832,369       $915,097
                                                       ========       ========

                     CAPITALIZATION AND LIABILITIES

CAPITALIZATION
  Common Stock Investment                              $ 71,146       $ 70,594
  Redeemable Preferred Stock                                 --         15,000
  Long-Term Debt                                         36,000         40,800
                                                       --------       --------

      Total Capitalization                              107,146        126,394
                                                       --------       --------
LONG-TERM FUEL DISPOSAL LIABILITY                       151,728        147,971
                                                       --------       --------

CURRENT LIABILITIES
  Current Sinking Fund Requirements                       9,600          7,200
  Accounts Payable                                       16,021         13,095
  Dividends Payable                                          --          2,125
  Accrued Interest and Taxes                              1,308          1,129
  Other Current Liabilities                               1,987          2,074
                                                       --------       --------
      Total Current Liabilities                          28,916         25,623
                                                       --------       --------
COMMITMENTS AND CONTINGENCIES

RESERVES AND DEFERRED CREDITS
  Plant Decommissioning Reserve                         133,445        159,387
  Deferred Credits
    Regulatory Liabilities
      Closure                                           336,993        379,986
      DOE Decontamination and Decommissioning
        Fee                                               9,335          9,335
      Other                                               1,345          1,377
    Accumulated Deferred Income Tax Liabilities          55,515         54,932
    Unamortized Investment Tax Credits                    4,078          4,356
    Unamortized Gains on Reacquired Debt                    347            555
    Other Deferred Credits                                3,521          5,181
                                                       --------       --------
          Total Reserves and Deferred Credits           544,579        615,109
                                                       --------       --------
                                                       $832,369       $915,097
                                                       ========       ========

                                  EXHIBIT J-2


                        MAINE YANKEE ATOMIC POWER COMPANY

                              STATEMENTS OF INCOME
                 (Dollars in Thousands Except Per Share Amounts)


                                               For the Twelve Months Ended
                                             ------------------------------
                                               June 30,         December 31,
                                                2001               2000
                                                ----               ----
                                             (Unaudited)
ELECTRIC OPERATING REVENUES                   $  46,569         $  43,813
                                              ---------         ---------
OPERATING EXPENSES
     Fuel Disposal Cost                           2,001             1,971
     Operation and Maintenance                  (18,464)          (21,887)
     Amortization                                22,028            22,034
     Decommissioning Collections                 25,578            25,577
     Taxes
         Federal and State Income                 1,943             2,427
                                              ---------         ---------
              Total Operating Expenses           33,086            30,122
                                              ---------         ---------

OPERATING INCOME                                 13,483            13,691

OTHER INCOME (EXPENSE), NET                       5,316             5,779
                                              ---------         ---------

INCOME BEFORE INTEREST CHARGES                   18,799            19,470
                                              ---------         ---------

INTEREST CHARGES
     Long-Term Debt                               3,778             3,778
     Revolving Loans                                 --                67
     Fuel Disposal Liability                      8,199             8,437
     Amort. Of Debt Expense                       1,159             1,337
     Other Interest Charges                           7                 7
                                              ---------         ---------
              Total Interest Charges             13,143            13,626
                                              ---------         ---------

NET INCOME                                        5,656             5,844
     Dividends on Preferred Stock                 1,100             1,204
                                              ---------         ---------

EARNINGS APPLICABLE TO COMMON STOCK           $   4,556         $   4,640
                                              =========         =========

SHARES OF COMMON STOCK OUTSTANDING              500,000           500,000
                                              =========         =========

EARNINGS PER SHARE OF COMMON STOCK            $    9.11         $    9.28
                                              =========         =========

DIVIDENDS DECLARED PER SHARE OF COMMON
     STOCK                                    $   12.65         $   18.05
                                              =========         =========